Exhibit 99.1

News Release

Stantec Signs Letter of Intent to Acquire SHW Group
Firm Enhances Stantec’s Presence in Texas and Michigan, Reinforces Buildings Practice
with Specialist Expertise in Education Planning and Design

EDMONTON, AB; NEW YORK, NY; DALLAS, TX (May 6, 2014) TSX, NYSE:STN

North American design firm Stantec has signed a letter of intent to acquire SHW Group. SHW’s education planning, design, and engineering capabilities will reinforce Stantec’s existing education expertise in their pursuit of top-tier positioning in this sector.

“Having SHW join Stantec bolsters our emerging presence in Texas and Michigan,” says Stantec president and CEO Bob Gomes, “and will also help diversify Stantec’s buildings practice by growing our education sector in an expanding US market.”

Founded in 1945, SHW is a nearly 300-person firm providing architectural, interior design, planning, and engineering services to higher education and K-12 clients. In addition to four offices in Texas, SHW has four offices in the Midwest and Mid-Atlantic states. The firm’s clients include premier U.S. colleges and universities like Texas A&M, University of Texas, Michigan State, and The University of Michigan, as well as The University of Virginia and Villanova University.  SHW also has an expansive K-12 portfolio, having completed major building programs for numerous school districts in Texas, Michigan, Virginia and Maryland.  SHW is consistently ranked as one of the nation’s top 10 education design firms, including #1 in Texas by Engineering News Record, and #2 in the US K-12 market by Building Design & Construction’s 2013 Giants 300 Report.

The acquisition is expected to be final in May 2014.

“Joining Stantec gives us a greater opportunity to bring additional resources, expertise and services to our clients,” says Marjorie Simmons, chief executive officer at SHW. “Joining the Stantec team will accelerate our ability to be a globally-recognized education facility planning and design expert, while offering our staff tremendous growth opportunities.”

With these new additions, Stantec’s team will total more than 180 in Texas, and the firm will have over 1,000 buildings consulting professionals across the United States.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 specialists working in over 200 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Cautionary note regarding forward-looking statements

This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Tiffanie Reynolds US East Media Relations Ph: (813) 223-9500 tiffanie.reynolds@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph: (780) 969-3349 crystal.verbeek@stantec.com	SHW Group Contact Marjorie Simmons Chief Executive Officer Ph: (248) 336.4900 MSimmons@shwgroup.com